

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Lawrence Sun
Secretary Assistant
ENTREPRENEUR UNIVERSE BRIGHT GROUP
Suite 907, Saigo City Paza Building 2
No. 170, Weiyand Road
Xi'an, China

Re: ENTREPRENEUR UNIVERSE BRIGHT GROUP
Amendment No. 5 to Registration Statement on Form 10
Filed February 22, 2022
File No. 000-56305

Dear Mr. Sun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Form 10 Filed February 22, 2022

Explanatory Note, page ii

1. We note your revised disclosure in response to comment 1. Please expand the first paragraph under this section to specifically disclose that investors may never hold equity interests in the Chinese operating company. In addition, specifically acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Finally, please describe any contractual arrangements between the holding company, the HK subsidiary and the PRC subsidiary.

2.   We note your disclosure in response to comment 2, specifically paragraphs 5-8 under this section. Please expand the discussion to provide explicit disclosure that there are legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these legal and operational risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, we note your statement that "we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the 'CAC....'" Please expand to disclose how the recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S or other foreign exchange. Please also include cross-references to the summary risk factors and risk factors associated with your discussions in the 5th, 6th and 7th paragraphs of this section.

3.   We note your disclosure in the fourth paragraph on page ii in response to comment 3 that "we," "us" and "our" refer to "EUBG and its consolidated subsidiaries, or any one or more of them as the context may require. Please revise to disclose how you will refer separately to the holding company and separately to your subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

4.   We note your disclosure in response to comment 4 including in the last paragraph on page iii. Please further revise this paragraph and Item 1 to explain in more detail the consequences to you and your investors if either you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please expand your discussion to include what the consequences may be to your company if you do not obtain any permission that is or becomes required, including but not limited to permissions required by the CAC and CSRC. In addition, expand to discuss the possible material adverse effects on your business, financial condition, and results of operations if any permission that is required is not received for the reasons identified above. Please disclose whether you have cash management policies and where or how they are memorialized.

5.   We note your revised disclosure in response to comment 5. Please expand the last paragraph on page iv to specifically disclose your intentions to distribute earnings or settle amounts owed. We note your statement that "We intend to keep any future earnings to finance the expansion of our business..." Please specifically address whether the PRC subsidiary intends to distribute earnings to the HK subsidiary or the Nevada holding company. Please provide similar disclosure under "Cash Transfer within our

Organization" on page 6.

Item 1. Business
Summary of Risk Factors, page 3

6.   We note your revised disclosure in response to comment 6. Please further revise your disclosure on pages 4-5 to individually and specifically identify risks arising from the legal system in China, including all of the risks described on pages i-iv; risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise your cross-references to include the name of the risk factor to which you are referring.

Cash Transfer within our Organization, page 5

7.   We note your disclosure in response to comment 7. Expand your description in the first paragraph on page 6 of restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors to specifically discuss foreign exchange restrictions to include a discussion of the specific foreign exchange restrictions in place currently. In addition, we note your disclosure that the holding company and HK subsidiary may make transfers to each other, the HK subsidiary may make transfers to the PRC subsidiary, and the PRC subsidiary may make transfers to the HK subsidiary provided that certain conditions are met; please revise to explain whether the PRC subsidiary and holding company may each make transfers to the other. We also note your statement that, other than $4.6 million in cash dividends transferred from your PRC subsidiary to your HK subsidiary, no other transfers of cash or assets between the holding company and "its subsidiary" has occurred; please revise to clarify whether this statement applies to dividends and distributions, which entity you mean when you refer to "its subsidiary," and the status of any transfers between the holding company and any other subsidiary. Provide cross-references to the consolidated financial statements. Please apply this comment to the Explanatory Note section, as well.

Item 1A. Risk Factors
The recent state government interference into business activities on U.S. listed Chinese companies, page 34

8.   We note your disclosure in response to comment 8. Please revise the heading of this risk factor to specifically highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your

operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9. We note your revised disclosure in response to comment 9. Please expand this discussion to specifically disclose how greater oversight by the Cyberspace Administration of China (CAC) over data security impacts the company and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address whether the new regulations that went into effect on February 15 that require internet platform operators holding data of more than 1 million users to undergo a national security review are applicable to you or your subsidiaries.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services